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03013240

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER

8- 40088

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __1/1/2002__ AND ENDING __12/31/2002__
                                     MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Penrod Financial Servies, Inc

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

FIRM ID. NO.

574 State Hwy 248

(No. and Street)

Branson MO 65616

    (City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Tamara L. Haslar, Fin Op's   417-334-3455

                                                   (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ever's & Company CPA's   Jo. L Moore, CPA

(Name – if individual, state last, first, middle name)

520 Dix Road   Jefferson City   MO   65109

(Address)   (City)   (State)   (Zip Code)

CHECK ONE:

    ☒ Certified Public Accountant

    ☐ Public Accountant

    ☐ Accountant not resident in United States or any of its possessions☐

PROCESSED

MAR 1 2 2003

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption☐ See Section 240☐17a-5(e)(2)*

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, __Donald R Penrod__ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

__Penrod Financial Services, Inc d/b/a Penrod & Company__ , as

of __December 31__ , 20 __02__ , are true and correct☐ I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

Signature

__President, Donald R. Penrod__
Title

Notary Public Tamara L. Haslar   In Taney County for Christian County,
Commission Expires 3/27/2003

Notary Public - Notary Seal
STATE OF MISSOURI
CHRISTIAN COUNTY
MY COMMISSION EXP. MAR. 27 2003

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page☐
- ☒ (b) Statement of Financial Condition☐
- ☒ (c) Statement of Income (Loss)☐
- ☒ (d) Statement of Changes in Financial Condition☐
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital☐
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors☐
- ☒ (g) Computation of Net Capital☐
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3☐
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3☐
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3☐
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation☐
- ☒ (l) An Oath or Affirmation☐
- ☒ (m) A copy of the SIPC Supplemental Report☐
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit☐

**For conditions of confidential treatment of certain portions of this filing, see section 240☐7a-5(e)(3)☐*

PENROD FINANCIAL SERVICES, INC.

Branson, Missouri

INDEPENDENT AUDITORS' REPORT

For the Year Ended December 31, 2002

TABLE OF CONTENTS

Evers & Company, CPA's, L.L.C.

Certified Public Accountants and Consultants

Elmer L. Evers
Jerome L. Kauffman
Richard E. Elliott
Dale A. Siebeneck
Keith L. Taylor
Lynn J. Graves

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders
Of **Penrod Financial Services, Inc.**

We have audited the accompanying statement of financial condition of **Penrod Financial Services, Inc.** as of December 31, 2002, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Penrod Financial Services, Inc.** as of December 31, 2002, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying information on pages 8 through 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements, and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Evers & Company, CPA's, LLC

EVERS & COMPANY, CPA's, L.L.C.
Jefferson City, Missouri

February 18, 2003

1

520 Dix Road • Jefferson City, Missouri 65109 • 573/635-0227 • FAX 573/634-3764
Village Green Shopping Center • 1021 W. Buchanan Street, Ste. 10 • California, Missouri 65018 • 573/796-3210 • FAX 573/796-3452
4571 Hwy. 54, Suite A • Osage Beach, Missouri 65065 • 573/348-4141 • FAX 573/348-0989

Member AGN Affiliated Offices Worldwide

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF FINANCIAL CONDITION
December 31, 2002

ASSETS

Current Assets:		
Cash and cash equivalents	$ 906.08	
Receivables from Brokers or Dealers:		
Commissions Receivable - Listed	2,890.83	
Commissions Receivable - Other	7,547.41	
Other Current Assets:		
Funds on Deposit at Clearing Agency	10,033.20	
Prepaid Fidelity Bond	470.84	
Total Current Assets	$ 21,848.36	
TOTAL ASSETS		$ 21,848.36

LIABILITIES AND STOCKHOLDER'S EQUITY

Current Liabilities:		
Payable to Non-Customers:		
Commissions Payable	$ 5,007.58	
Total Current Liabilities		$ 5,007.58
Total Liabilities		5,007.58
Stockholder's Equity:		
Common Stock-30,000 Shares, $1 Par Value		
Authorized; 500 Shares Issued and Outstanding	500.00	
Additional Paid in Capital	15,560.10	
Retained Earnings	780.68	
Total Stockholder's Equity		16,840.78
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY		$ 21,848.36

See accompanying notes to the financial statements.

2

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF INCOME
Fot the Year Ended December 31, 2002

Revenue:

Commission Income from Security Transactions	$ 209,135.75	
Other Revenue:		
Interest Income	175.28	
Total Revenue		$ 209,311.03

Expenses:

Commissions paid to others	61,281.38	
Commissions paid to Other Broker-Dealer-Clearing	13,481.87	
Regulatory Fees and Expenses:		
NASD Licensing Fees	3,248.09	
SIPC Assessment	150.00	
SIC Annual Fee	895.29	
MSRB Annual Fee	200.00	
Other Expenses:		
Bank Charges	168.00	
Professional Fees	3,850.00	
Fidelity Bond Expense	561.66	
Annual Registration	45.00	
Total Expenses		83,881.29
Net Income		$ 125,429.74

See accompanying notes to the financial statements.

3

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the Year Ended December 31, 2002

	Common Stock	Paid-In Capital	Retained Earnings	Total
Balance, Beginning of Year	$ 500.00	$ 15,560.10	$ 1,250.94	$ 17,311.04
Net Income	-	-	125,429.74	125,429.74
Less: Distributions to Shareholder	-	-	(125,900.00)	(125,900.00)
Balance, End of Year	$ 500.00	$ 15,560.10	$ 780.68	$ 16,840.78

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CASH FLOWS (INDIRECT METHOD)
For the Year Ended December 31, 2002

Cash Flows from Operating Activities:

Net Income	$125,429.74
Adjustment to Reconcile increase(decrease) in net income to net cash provided by operating activities:	
(Increase)decrease:	
Receivables from Brokers/Dealers Clearance Account	(15.70)
Receivables from Non-Customer Commissions	315.87
Prepaid Fidelity Bond	(3.34)
Increase(decrease):	
Commissions Payable	429.29
Net Cash Provided by Operating Activities	126,155.86

Cash Flows from Financing Activities:

Distributions to Shareholder	(125,900.00)
Net Cash Used in Financing Activities	(125,900.00)
Increase(Decrease) in Cash and Cash Equivalents	255.86
Cash and Cash Equivalents at Beginning of Year	650.22
Cash and Cash Equivalents at End of Year	$ 906.08

See accompanying notes to the financial statements.

5

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Nature of Business
Penrod Financial Services, Inc. is a registered broker/dealer company. It is a member of the National Association of Securities Dealers (NASD). The NASD, which operates subject to Securities and Exchange oversight, is the largest self-regulatory organization, with a membership that includes virtually every broker/dealer in the nation that does a securities business with the public.

A summary of significant accounting policies follows:

Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Actual results could differ from those estimates.

Cash and Cash Equivalents
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

Commissions Receivable
The Company considers commissions receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required. If amounts become uncollectible, they will be charged to operations when that determination is made.

Income Taxes
The Company has elected to be taxed under the provisions of Subchapter S of the Internal Revenue Code. Under those provisions, the company does not pay federal and state corporate income taxes on its taxable income. Instead, the stockholder is liable for federal and state income taxes on his respective share of the Company's net income on his individual income tax returns.

Securities Transactions
Customers' securities and commodities transactions are reported on a trade date basis with related commission income and expenses reported on a trade date basis.

Amounts receivable and payable for securities transactions that have reached their contractual settlement date are recorded at net on the statement of financial condition.

NOTE 2 – RELATED PARTY TRANSACTION:

The sole shareholder of Penrod Financial Services, Inc. is also the sole shareholder of Penrod and Company, an insurance agency. Penrod and Company provides general and administrative services and supplies to Penrod Financial Services, Inc. at no charge.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2002, the Company had net capital of $12,861.54, which was $7,861.54 in excess of its required net capital of $5,000.

ACCOMPANYING INFORMATION

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF CHANGES IN FINANCIAL POSITION

For the Year Ended December 31, 2002

Working Capital Provided by:	
Net Income from Operations	$ 125,429.74
Total Sources	$ 125,429.74
Working Capital Used for:	
Distributions to Shareholder	125,900.00
Total Uses	(125,900.00)
Increase (Decrease) in Working Capital	$ (470.26)

Changes in Components of Working Capital:

	Beginning of Year	End of Year	Increase (Decrease)
Current Assets:			
Cash and Cash Equivalents	$ 650.22	$ 906.08	$ 255.86
Commissions Receivable - Listed	2,438.86	2,890.83	451.97
Commisions Receivable - Other	8,315.25	7,547.41	(767.84)
Funds on Deposit at Clearing Agency	10,017.50	10,033.20	15.70
Prepaid Fidelity Bond	467.50	470.84	3.34
Net change in current assets			(40.97)
Current Liabilities:			
Commissions Payable	4,578.29	5,007.58	(429.29)
Increase (Decrease) in Working Capital			$ (470.26)

8

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

STATEMENT OF SIPC ANNUAL GENERAL ASSESSMENT AND PAYMENTS
For the Year Ended December 31, 2002

Required Payment Per SIPC Instructions $ 150.00

Schedule of Payments Made:

Date	Amount
January 7, 2002	$ 150.00

The above payment represents the SIPC annual assessment for 2002.

PENROD FINANCIAL SERVICES, INC.
Branson, Missouri

COMPUTATION OF NET CAPITAL
For theYear Ended December 31, 2002

Stockholder's Equity from Statement of Financial Condition $ 16,840.78

Less Deductions for Non Allowable Assets:
Prepaid Fidelity Bond (470.84)
Interest on Clearing Account (33.20)
Commissions Receivable - Other (3,466.17)

   Total Deductions for Non Allowable Assets (3,970.21)

Net Capital before Haircuts * 12,870.57

Less Haircut: Franklin Money Fund (9.03)

Net Capital $ 12,861.54

* Haircuts are deductions from the net capital of certain percentages of the market value
of securities and commodity futtures contracts that are long and short in the capital and
proprietary accounts of a broker-dealer and in the accounts of partners. These deductions
are solely for the purpose of computing net capital and are not entered on the books.